Exhibit 99.1

Rogers Communications Declares 50 Cents per Share Quarterly Dividend

January 4, 2022 payment date following December 10, 2021 record date

TORONTO, October 21, 2021 — Rogers Communications Inc. (“Rogers”) announced that its Board of Directors declared a quarterly dividend totaling 50 cents per share on each of its outstanding Class B Non-Voting shares and Class A Voting shares.

The declared quarterly dividend will be paid on January 4, 2022 to shareholders of record on December 10, 2021. Such quarterly dividends are only payable as and when declared by Rogers’ Board and there is no entitlement to any dividend prior thereto.

About Rogers:

Rogers is a proud Canadian company dedicated to making more possible for Canadians each and every day. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential, sports, and media to Canadians and Canadian businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). If you want to find out more about us, visit about.rogers.com.

For further information:

Investor Relations, 1-(844)-801-4792, investor.relations@rci.rogers.com